Exhibit 99.12

Donald B. Tschabrun

Tetra Tech, Inc.

350 Indiana Street, Suite 500

Golden, Colorado 80401

USA

Telephone: 303-217-5700

Email: don.tschabrun@tetratech.com

CONSENT OF AUTHOR

TO:	Securities Regulatory Authority

Alberta Securities Commission
British Columbia Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission

I, Donald B. Tschabrun, do hereby consent to the filing of the written disclosure of the technical report titled “Los Azules Copper Project, San Juan Province, Argentina, NI 43-101 Technical Report” dated March 26, 2008 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the AIF of Minera Andes, Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Minera Andes, Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 26th Day of March 2008.

Donald B. Tschabrun, MAusIMM 225119

Tetra Tech

350 Indiana Street, Suite 500, Golden, CO 80401

Tel 303.217.5700 Fax 303.217.5705 www.tetratech.com